Filed by Sunworks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sunworks, Inc.

(SEC File No.: 001-36868)

Date: August 10, 2020

The following communication was made by Sunworks, Inc. beginning on August 10, 2020.

August 10, 2020

To our Key Stakeholders:

We are excited to announce our intent to merge with Peck Company Holdings (“Peck”).

Who is Peck Company?

Peck Electric Company was founded in 1972 in South Burlington, VT and became the largest electrical contractor in Vermont. They entered the solar business as an EPC in 2013 and have since installed nearly one-third of all Vermont’s solar arrays. Peck became publicly traded (Nasdaq: PECK) in June 2019 by merging into a Special Purpose Acquisition Company (SPAC). They have a strong history of profitability and growth.

Why Is Sunworks Merging with Peck?

Strategically, the combination of Sunworks and Peck makes sense. Our companies share a common vision. More importantly, this combination takes advantage of the unique strengths of each organization. Peck’s relationship with GreenBond Advisors will enable Sunworks to expand its addressable market, particularly in the public works sector, but anytime we have a customer who needs capital to finance their solar project. Sunworks’ expertise in agricultural deployments will expand Peck’s addressable market primarily in the Northeastern region of the United States. The combined company will have a coast-to-coast presence, greater scale, and opportunities to benefit from the synergies that come from the integration.

It is important to note that Peck has no operations on the West Coast and will be counting on Sunworks to continue to transform the combined business into one that consistently generates profit and cash without losing sight of our customer’s satisfaction. They are strong on the East Coast, we are strong on the West Coast and our shared vision is to continue to excel in the areas we are strong and then expand – together – to other areas across the United States. Quite simply, Peck and Sunworks are better together!

When Will the Transaction be Complete?

It is important to note that, although our Board of Directors have approved the merger, it will not be final until our shareholders approve it. We estimate the process to gain shareholder approval will take approximately 3 months. In the meantime, we must manage our business independent from Peck. We will use the next three months to get to know each other and plan for integrating the businesses, but all operations will be conducted independently.

These are exciting times for Sunworks and all our stakeholders. As always, Sunworks, our Board of Directors, and I remain thankful for your support and dedication.

Charles F. (Chuck) Cargile